03 JAN 24 AM 7:21

24 December 2002

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

03003363

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

SUPPL

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enc.

dlw 1/29

SEVERN TRENT ACCEPTS FINAL PRICE DETERMINATION OF 12 DECEMBER 2002

Severn Trent Water has informed the Director General of the Office of Water Services, Mr Philip Fletcher, that the company has decided not to appeal the price adjustments notified for the period up to March 2005.

Enquiries:

Peter Gavan Director of Corporate Affairs	Severn Trent Plc	0121 722 4310
Julian Wais Head of Investor Relations	Severn Trent Plc	0121 722 4295

ENDS

SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

24 December 2002

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

Registered in England & Wales
Registration No. 2366619
Registered Office
2297 Coventry Road Birmingham B26 3PU

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc	2. Name of director Mr J K Banyard
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Mr J K Banyard
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/non discretionary Re-investment of dividend in Single Company PEP

7. Number of shares/amount of stock acquired 46	8. Percentage of issued class 0.00001%	9. Number of shares/amount of stock disposed N/A	10. Percentage of issued class N/A
11. Class of security Ordinary shares of 65 5/19 pence each	12. Price per share £6.76	13. Date of transaction 23 December 2002	14. Date company informed 24 December 2002

15. Total holding following this notification 17,018	16. Total percentage holding of issued class following this notification 0.005%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which options held following this notification
23. Any additional information	24. Name of contact and telephone number for queries

25. Name and signature of authorised company official responsible for making this notification
Peter P Davies (Company Secretary)

Date of notification ____ 24 December 2002 ________

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring; UK Listing Authority

www.severntrent.com